SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

FISCAL COUNCIL’S OPINION

The members of the Fiscal Council of Ambev S.A. (“Company”), acting on the authority granted by Article 163, item III, of Law No. 6,404/76, have examined the proposal of merger of the spun-off portion of Arosuco Aromas e Sucos Ltda. (CNPJ/MF nº 03.134.910/0001-55) (“Arosuco” and “Spun-off Portion”), according to the terms and conditions of the “Protocol and Justification of the Partial Spin-off of Arosuco Aromas e Sucos Ltda. with the Merger of the Spun-off Portion into Ambev S.A.” (“Protocol and Justification”) and the valuation report of the net equity of the Spun-off Portion, based on its book value, prepared by APSIS Consultoria e Avaliações Ltda. (CNPJ/MF No. 08.681.365/0001-30) (“Merger”). Based on such examination and on the clarifications presented by the board of officers of the Company, the members of the Fiscal Council grant favorable opinion as to the approval of the Merger by the Company’s shareholders in the general meeting, pursuant to the terms of the Protocol and Justification.

São Paulo, March 26, 2018.

/s/ James Terence Coulter Wright /s/ Paulo Assunção de Sousa	/s/ José Ronaldo Vilela Rezende

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2018

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer